001

MOLSON

RECEIVED
2004 SEP 14 A 9:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-2954

September 10, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04036871

SUPPL

Dear Madam/Sir:

Subject **Molson Inc. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by endorsing the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly,

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-mail: cxgagnon@molson.com

Encl.

PROCESSED
SEP 15 2004
THOMSON FINANCIAL

9/14

EXHIBIT LIST

File No. 82-2954

Exhibit No.	Description	Date	Page
498	▪ Report on number & value of securities distributed in Quebec / Rapport sur les titres places au Québec, for fiscal 2004, filed with the Quebec Security Commission on SEDAR	Sep. 9/04	003
	▪ Form 1 – Change in Issued and Outstanding Securities report for MOL.A and MOL.B for period ending Aug. 31/04, filed with the TSX.	Sep. 9/04	004
	▪ Form 3 – Change in Officers/Directors report, filed with the TSX	Sep. 9/04	006
	▪ Transcript of Molson Investor Relations Conference Call of May 5/04	May 5/04	008

RAPPORT SUR LES TITRES PLACÉS AU QUÉBEC

EN VERTU DE L'ARTICLE 52 DE LA LOI
(Art. 114 du règlement)

Exercice financier 2004
(1er avril 2003 au 31 mars 2004)

RÉGIME	NOMBRE D'ACTIONS	VALEUR DES ACTIONS
Régime de dividendes-actions facultatifs et d'achat d'actions	9 101	314 574 $
Régime d'options sur titres - Options octroyées	742 525	23 392 812 $
Régime d'options sur titres - Options exercées	364 399	6 914 706 $

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.A
Reporting Period:	08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :	105,354,338	As at :	07/31/2004
	Effect on Issued & Outstanding Securities		
Stock Option Plan (Canadian)	0		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	105,354,338		

Stock Option Plan (Canadian)

Stock Options Outstanding Opening Balance: **5,899,343** As at : 07/31/2004

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/31/2004	N			26,138	
Totals		0	0	26,138	0

Stock Options Outstanding Closing Balance: **5,873,205** As at : 08/31/2004

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	09/09/2004 15:30:46
Last Updated:	09/09/2004 15:21:37

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Molson Inc.
Symbol :	MOL.B
Reporting Period:	08/01/2004 - 08/31/2004

Summary

Issued & Outstanding Opening Balance :	22,375,676	As at :	07/31/2004
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	22,375,676		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	09/09/2004 15:31:42
Last Updated:	09/09/2004 15:31:29

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	Molson Inc.

Civil Title:	Mr.		
First Name:	Robert		
Middle Name:			
Surname:	Coallier		
Date of Birth (MM/DD/YYYY):			
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
Change in Position	Executive VP, Corporate Strategy and International Operations	07/01/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	09/09/2004 15:43:30
Last Updated:	09/09/2004 15:43:30

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : Molson Inc.

Civil Title:	Mr.
First Name:	Raynald
Middle Name:	Hubert
Surname:	Doin
Date of Birth (MM/DD/YYYY):	
Has a PIF been submitted:	No
When:	

Type of Change	Position Title	Effective Date
Change in Position	Senior VP, Strategy & Integration	04/15/2004

Filed on behalf of the Issuer by:

Name:	Carole Gagnon
Phone:	514-590-6338
Email:	carole.gagnon@molson.com
Submission Date:	09/09/2004 15:42:14
Last Updated:	09/09/2004 15:42:14

MOLSON INC.

Moderator: Danielle Dagenais

May 5, 2004

2:30 PM ET

Operator: Good day everyone, and welcome to today's Molson investor relations conference call. And as a reminder, today's call is being recorded.

At this time, I would like to turn the call over to the Vice President of investor relations, Danielle Dagenais. Please go ahead, ma'am.

Danielle Dagenais: Thank you, Operator, and welcome everyone to Molson's fiscal 2004 year end conference call. If you have not received the earnings release, including the financial statements and accompanying supplemental, you will find it posted to the Molson Corporate Website, at www.molson.com.

Let me introduce your hosts today; we have Daniel O'Neill, the President and CEO of Molson; and Brian Burden, the Executive Vice President and CFO of Molson. A question and answer session for analysts and investors will follow formal remarks. Media participants are invited to contact Sylvia Morin after the call if they have questions.

And now, I will turn the meeting over to Dan.

Daniel O'Neill: Good afternoon, everyone. I have also invited today both Robert Coallier and Kevin Boyce and they're in attendance, so, at the end, if appropriate, we'll have them answer a couple of questions.

Fiscal F'04 ended, as you know, on March 31st and after four and a half years of very, very good results, the last six months were well below the historic levels. Molson did deliver the revised EBIT target discussed in January, near $512 million, a growth of .1 percent; basically, equal to last year. While the Canadian company continued to deliver very, very strong 11.6 percent EBIT growth.

There are several specific reasons for the slower growth in F'04 and first I'd like to talk about Brazil. Slower than budgeted volume growth was the principal factor, driven by two elements; one, the unexpected, and it was considerably unexpected - and we've talked about that on several occasions internally in what could have we done to have recognized that - but the unexpected competitive investment levels which began in September with Schincariol and Ambev and continued on into February, which put significant pressure on our market share of Kaiser. And number two, slower than forecasted distribution gains, recognizing the need in certain regions for supplementary feet on the street which lead to the development, training of a dedicated sales network.

In Canada, the financial results were impacted by the share decline which was obviously not forecasted. This decline was due principally to Molson's indecision with respect to low priced beer and the initial decision not to react. At the same time, Molson had poor advertising for Molson Canadian and had walked away from our in case promotional activity. This combination hurt the

Canadian company in the last fiscal. The absence of strategic clarity on how to respond to the low price brands and the delay in developing the correct strategy resulted in the share decline, which negatively impacted the financial results.

The critical question is have we learned from last year and do we have the strategy in place to move forward and get back on track. Regaining the momentum is the critical objective of our management team and I'd like to share with you what was being accomplished over the last 12 months.

In Canada, as you know, the organization redesign is at the center of the regain the momentum plan. The new organization structure has been in the works for more than two years. It is designed and manned to address our previous shortfalls. First, it's brand focused, with national leadership and top talent on each of our major brands. Second, it is very clearly market focused, with individual responsibilities for every market no matter how large or how small. And when we define a market, we're looking at it from the point that if you look total Ontario being one market, you narrow that down with someone being responsible for Eastern Ontario or Central Ontario. You narrow that down further to have someone in charge of the Greater Toronto area, measure that down into the downtown center core. So it's the markets going from a very large scope with a person responsible all the way down to the smallest account where we recognize individuals and their responsibility. So it's brand focused and market focused.

In addition, top management is closely involved and constantly in contact to ensure decisions are made quickly and based on solid strategic foundations. Absence of decision and speed of decisions have been a problem in the Canadian company. We have great people and the organization has to be set to be able to make and execute on their decision making process.

The regain the momentum plan has several other components which are valid to speak about briefly and if desired, we can respond to specific questions at the end of the meeting. A plan has been put together across Canada to address the low price segment. It will not be viewed as an excuse for poor performance in the future. We have built in the flexibility in our plans to compete at this level.

At the current moment, we see some movement up from the $24 price point, but it could be temporary. The competitive marketplace we monitor closely and, if required, Molson will compete at all price points and do so with much more speed and agility based on a going forward plan. Recently, as some of you may not be aware, the $24 price point has been moved up by us and our competition.

Molson Canadian, another element of the plan, new aggressive plans have been and are being put in place; new advertising, increased share of voice, new labels, new graphics on the outer carton, and revised promotional schedule relative to ((inaudible)) for the upcoming summer.

Canadian Light expansion is on its way and represents positive share potential in the premium price segment. Innovation, another element of our plan for the coming year, new product activity with Ultra and Cold Shots now in the market as well as the second year of Bavaria. You will note that strategically these have all been introduced at the super premium price point. When we look at our share and competitiveness in what's being referred to by most people as the import segment - we prefer and refer to that internally as the super premium and they may not be imports - but we have several entries over the last year and focused on having entries into the super premium segment to compete at price points equal to the imports.

The cost savings program has been key to our past and will be key to our future as well. We've not forgotten about it and we have planned to deliver on our project 125 with another $44 million scheduled for this fiscal.

In Brazil, it's important not to forget that the organizational redesign has been in development since August with a new foundation being put in place on which to build our business over the long term. A new sales team, as you know, of over 1,200 people is in place. But in addition, new sales management, a new sales leader, new processes, new trade practices and new controls have also been put in place over the last 10 months. The program was completed January 19 with FEMSA agreeing to a sale system in Sao Paolo. It's important to note and I've read several points where people are looking at our results in the Sao Paulo market effective January 1st, well, we really didn't get that up and running until very close to the end of January. So really there's two months of results there as opposed to three.

The impact so far of our changes in Brazil is quite interesting and obviously, we have very detailed data on this which we can talk to later. But just from an overall perspective, for the full year, four bottlers of the 18 are up in total volume. In quarter number four, six bottlers were up out of the 16 - out of the 18, excuse me. In March, 10 of the 18 bottlers were up and in April, volume was up overall 19 percent. So we've got two consecutive months of growth, March at 2.5 and April at 19 percent. This is the first time since the acquisition that Brazil has had two months in a row of growth and importantly, the Sao Paulo selling organization has been doing an incredible job. Sales in Sao Paulo were up significantly in April after an increase of over four percent in March. The cold market sales in Sao Paulo almost doubled in the last month.

So the target of feet on the street, getting the 600 ml bottles in - up and running and addressing that is very, very positive. You know and one should recognize that our last April was very soft, that's where we undertook a lot of activities to alleviate some problems that we'd recognized and then put in the Sao Paulo market, the sales of the 600 ml are very, very promising.

In addition to the basic organizational redesign, a lot has and will continue to happen in Brazil. The New Kaiser commercials are being developed and we're trying to add a much more aggressive style to the ad. The cost savings program Projeto Duzentos performing is on track with project 200 being studied and we're looking at how and different ways that we can address that to make it larger in the upcoming year. And it's also been very, very successful; we did 73 million reais in the first year, almost 80 in the second year, the budget for the third year is 48 and we're trying in totality to look at a way and Robert is working on this to lower our overall breakeven required volume as we go forward into the new fiscal.

The organizational renewal also continues and we are looking for individuals to provide additional support to us in Brazil and that'll be carried out over the next couple of months.

Molson U.S.A. volume, as we know, is small, but it was 1.4 percent ahead of year ago, with EBIT also surpassing the plan. The Canadian trademark, in the U.S., was up 26 percent while Golden and Ice continued to decline. The growing strength of Canadian has allowed for price realization for Molson Canadian and the performance represents slow growth in the largest profit pool for beer in the world, on a total basis. Molson Canadian was the fastest growing import of the top 10 last year. So it's very, very successful.

But when you step back, you say 'Is this measured success in the overall U.S. marketplace and given - especially given the size of the profit pool?' We do not feel comfortable with that, but we think

there's still some upside or a lot of upside and we're still working quite aggressively to address the U.S. marketplace.

Personally, I feel that going forward, we've talked about the Interbrew / Ambev merger and the impact of that on Molson. Now, we've had several months to look at that and personally, I feel there will not be a significant change in the markets where we compete. Basically, the competitive stance in those marketplace, the competitive players in the marketplace has remained equal. There hasn't been any new brand activity. There might be more new brand activity in the future, but we do not think it will have a significant impact on the markets where we compete.

I do think, however, that the consolidation of the global brewing industry is occurring much faster than in the original forecast ((inaudible)). The top 10 global brewers represent approximately 62 percent of worldwide volume today versus only 42 percent five years ago. So the merger, I believe, has all the players reviewing their M&A plans. This consolidation activity demands that we continue to study our strategic options and to make sure over the long term that value creation for our shareholders is being addressed. And there's a considerable number of options for Molson and we should continue to stay on top of these options and continue to evaluate them. This is very consistent with our strategic plan outline of September '03.

The steps required to regain momentum have been the principal focus over the last five months. Someone in the company referred to the last five months as a transition period. Personally, I don't use that term because I feel Molson is very determined to regain the momentum - as I said a couple of times - characteristic of the past. The organizational design, the reenergizing of our people, the new go to market strategy in Canada, the investment plan and the speed of decision making have been addressed to deliver on our commitments. These changes have taken place in every market where Molson competes; the impact will take time.

Performance will impact both our share and volume over time. Top ((inaudible)) performance in the global brewing industry has been and is our corporate target. Last year, we fell behind, but we feel that the plans in place will regain the position we had the last several years. The train is starting to move forward in this area and it will pick up momentum.

Just before I turn the meeting over to Brian, I just have one final point. As most of you know, I currently own 2.3 million options and over 100,000 shares and I will be, in the future, over the next six month period, reducing this holding for personal financial reasons, but that will be entering into the market in that period. And I just wanted to make sure everyone is aware of that. OK? I'll turn the meeting over to Brian. Thank you.

Brian Burden: Thank you, Dan, and good afternoon, everyone. Rather than going line by line through the results, which are obviously already highlighted in the press release, I thought I would just comment on a number of key items relating to both quarter four and the full year financials in addition to some of the key business elements that Dan has already mentioned.

Overall, fourth quarter net sales were up 4.6 percent driven by increases in both Canada and Brazil. And the Canadian net sales revenue growth was around 5.2 percent and this is essentially from favorable pricing, reflecting both the overlap of last year's price increases and those more recently taken in November for Quebec and January 2004 for Ontario. Brazilian net sales revenue also improved in Canadian dollars up 4.8 percent and this partly due to the recovery of the real with really the local currency revenue down slightly with overall - the lower volumes offset largely by pricing and mix improvements.

For the full year, net sales revenue was up about.4 percent to $2.5 billion and this really comprised of a 3.2 percent increase in Canada based on pricing and volume gains and a 10 percent decrease in Brazil which, as you know, had strong pricing, but that was more than offset by a 17 percent volume loss.

On the cost front, costs in Canada increased .5 percent from F'03 to F'04 with higher volume and adverse mix offset by slightly lower underlying costs driven by our P125 program. And as expected, quarter four costs in Canada increased year over year; they were up 6.6 percent and this was mainly due, as I've talked about before, with the timing of (EVA) bonus accruals and another - a number of other unusual elements which impacted costs favorably in quarter four F'03 as I highlighted at that time. Excluding such elements, which totaled in the end around about $13 million, slightly below the ($15) million I've been quoting recently and therefore, total costs increased excluding that by just over two percent.

As Dan said, P125 continues to play a key role in containing costs; it delivered $40 million savings in quarter four and that gave us a saving of $45 million in its first year and there's around about that sort of saving in F'05 and I think Dan covered that as well. Full year EBITDA margins in Canada grew from 26.3 percent to 28.1 percent and they were also around about 28 percent in the last quarter.

In Brazil, we made significant investment in this quarter with the full implementation of all the sales centers and Sao Paulo coming on stream in late January and the re-launch of Kaiser in February giving added marketing support beyond the brand. Together, these investments increased costs by around $55 million. In addition, we had also obviously inflationary cost increases in other cost areas which also impacted the quarter. The increase though was mitigated, to some extent, and again, Dan mentioned this in overall terms, by the strong execution of Projecto Duzentos which achieved around R$25 million savings in the quarter bringing the year's total to $80 million, which was inline with plan. The resulting consolidated EBIT was $84 million for the quarter and $512 for the year within recent revised guidelines.

On tax expense, a change in the mix of earnings between Canada and Brazil from what was expected prompted a revision to the effective tax rate for F'04 to 35.2 percent. You remember the last meeting; we were expecting that to be around about 32 percent. There was no tax recovery recorded on the F'04 operating losses in Brazil and that's why in F'04 the effective tax rate had increased significantly up to around about 44 percent.

Interest expense in the quarter was lower, $21.5 million, around about $4.3 million lower than last year and that was mainly due to the lower debt in Canada and that brought us to a full year of $91.5 million and again, that was around $4 million in the previous year.

Just want to talk a little bit about cash flow; cash flow from operations before the changes in working capital and rationalization costs was for the quarter down 22 percent, to $52 million, and that was mainly due to lower overall profits for the corporation. And for the full year, it was down nine percent to $335 million and that was due mainly to higher funding in 2004 - you remember this in the first quarter - of prior year (EVA) bonuses: that was the payment to the bank for the previous three year, and higher cash taxes were payable. And again, that mainly happened in the first quarter that was mainly due to mix of earnings and some of our previous sports and entertainment losses coming out of the calculation. And the quarter four working capital did reduce,

but for the full year, it increased primarily due to the higher funding for income tax in Canada and lower accounts payable just due to timing.

Capital expenditures totaled around $88 million this year of which $60 million was used in Canada mainly in our Toronto and Montreal breweries and $28 million was used in Brazil which related to the setting up of the sales center, the installation of on premise coolers and other brewery expenditure. And for F'05, as we've said previously, our consolidated cap ex will be around $100 million with around $75 million allocated to Canada.

From a balance sheet standpoint, the indebtedness of Molson decreased overall by $85 million this year. And therefore, the net debt to total capital ratio reduced from 54 to 48 percent. I should point out that the long and short term debt split changed in the quarter with the reclassification of $260 million into short term debt and that's why you're seeing a much bigger reduction in our long term debt and this amount is made up of instruments maturing in F'05. We have, as many of you know, a $600 million term note facility in place to refinance those maturities, but technically, since they involve the issuance of debt at market rates that obviously we can't predetermine, these refinancings do not qualify as long term debt. So we've moved that into the short term debt, and as I said, it's around about $260 million.

Going forward, EBIT growth continues to the projected, it's a minimum of 10 percent which is at the top end of typical brewing industry targets. However, this is not intended to apply to each quarter. The projection is based on the strength of the Canadian business and a gradual recovery of Brazilian volumes throughout '05. And I think, as you all know, in the first half of F'05, we also faced very tough comparables in Canada; Canada was up 23 percent in the first quarter last year and as you know, 18 percent for the first half.

Finally, before moving on to the Q&A's and passing back to Danielle, I'd just like to address the issue of carrying value of our Brazilian asset, which has raised questions in the past and was pending, as you remember, at the time of our last conference call. And since then, we have conducted an impairment test which recognized that Kaiser was investing in a new sales force, seen bottler trends improve and then strengthen its marketing efforts and that these major investments which start to impact positive in the F'05. Therefore, the exercise concluded that the current book value was justified based on our current forward plans and assumptions and this conclusion validated by our year end audit process.

So I'll now turn it back to Danielle for question and answers. Thank you.

Danielle Dagenais: Well, in trying to keep this conference call close to one hour and to give many people a chance to join in the Q&A, I would ask that participants limit themselves to one or two questions and to please re-enter the queue to ask further questions.

Operator, please go ahead with questions please.

Operator: Thank you. The question and answer session will be conducted electronically. And if you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, please press star one to ask a question. And we'll pause for just a moment to give everyone an opportunity to signal.

And our first question today will come from Jason Bilodeau with UBS Financial.

Jason Bilodeau: Good afternoon. You gave us a good overview on your strategy to regain momentum in the Canadian business. Can I get you to drill down a little bit and look at Ontario west ((inaudible)) give us a sense of when you hope to see sort of the share stabilize there, when some of these efforts will start to bear fruit and really start to hold up that business.

Daniel O'Neill: That's an excellent question because that's obviously where we've been the weakest. And Kevin, since he's come in, has had numerous - I don't know how many hours of meetings with the team on that subject. They've come back to me once now with some highlights and going back to do some additional work.

I honestly believe though that by the time they've done some short term tactical things immediately and that you know is price, the competitive situation is still pretty strong out there. I think you will really see this work and the new thought process start taking effect in quarter two. You know I - Kevin, you can comment on that if you want. The one thing is there was a lot of plans in place for quarter one, but we had a very strong share last year at this time. We're coming out with a poor performance; you've got to turn it around.

So I think you won't see it until quarter two, but you have a comment, Kevin, or ...

Kevin Boyce: No. No. As Dan said, we've shored up the short term with some tactical stuff, but a lot of the strategic work we're doing probably will be in the latter part of the year, second quarter.

Jason Bilodeau: OK. And then, one of the other initiatives to watch that you talked about was Canadian Light; can you tell us sort of I guess now that's gone almost entirely national. Can you tell us how that is doing, sort of out of the gate? And what's it doing incrementally to the brand?

Kevin Boyce: Well, we've really just started advertising it; it's only Ontario west that - or Ontario and Alberta at this point. So we're - we've been on air about three weeks right now, so it's a little bit early to say.

Jason Bilodeau: OK. We'll wait. All right. That's it for me. Thanks, guys.

Kevin Boyce: Thank you.

Operator: And next, we'll move on to Karim Salamatian with BMO Nesbitt Burns.

Karim Salamatian: Thanks. Good afternoon, everybody.

Brian Burden: Hi.

Kevin Boyce: Hi, ((inaudible)).

Karim Salamatian: Question for you, Dan, and I think it's a key point that I don't feel you addressed in your prepared comments, but can you tell us what the baseline earnings power in Brazil today is? So you've made all these changes, you've invested money in the sales force, et cetera, when you bought Kaiser, it was a $95 million EBITDA and today, after fiscal '04, it's negative and I know the currency has a lot to do with that. But like, where are we starting from with respect to how much money this business can make?

Brian Burden: I think, to be honest with you, it's too early to say. But I think in terms of we've just put all this investment in. We believe we can start to move volume stronger forward and I think you know once we get to a certain point, then we'll start to move in to profit. And then, I think we'll be able to have a better view of you know what the baseline should be. Robert? Any points you want to make?

Robert Coallier: No, I agree with you, Brian. I think we have made major investments, but what we have to recognize, ((inaudible)), is that we've changed the business model from where we started it. It will take a little while to determine the earnings power of that business. But there's no doubt that it - you know I shouldn't say there's no doubt. There always doubt in life and I've learned that. But you know ...

Daniel O'Neill: Last year.

Robert Coallier: But certainly the early signs of the revised model are very positive.

Daniel O'Neill: The reason I didn't jump in and answer, ((inaudible)), is that I just - I came back from Brazil a week ago, I guess; I was down there for four or five days. And what - Robert and I sat down and I asked the same questions to Robert that you're asking me; in that with the revised selling structure and the investment required to compete, that he and I should you know in my next visit, which is two weeks from now I think, I want to sit down and review the numbers and have a better feeling of what the ramp up time is to get to the (pauses) what we expected obviously in the acquisition. And then, what do we look at as a going forward, get a better feel of the breakeven now that we're starting to see some traction and I guess is the best word, it may be small traction and we don't want to jump for joy yet.

But when you see the Sao Paulo market with the cooperation of FEMSA and the support of FEMSA going forward, you feel hey there's activity here and before we were just trying to keep our head marginally below water. So it's a hard one to answer because we want to be competitive, we want to - we feel very comfortable. I know not many people agree with this, but in some decisions when you're looking at a long term vision, you have to have the courage to stick with what you believe. And in this particular case, we think the earning power is there.

You look at Ambev revenue earnings they receive and the success they've had and you sit there and you say 'What are the signs that make it positive?' Such things as you know increased numeric distribution, increased percentages of the 600 ml returnable bottle. You know those are the - you know and a positive feeling by the bottlers. All of the bottlers that we have CV's in, all of them are up and you know they've been up for several months.

So we see the traction beginning and so we're sitting here going it's going to happen, sure I'll get beaten up a bunch of times between now and when it does, but we feel the opportunity is still there and we're revising those numbers based on, OK, we're starting to see it and we're in sort of regrouping. So we have - I know we've spent a long time just answering your question, haven't answered it specifically, I'd feel much more comfortable in answering that in six weeks when we have redone based on the new things we're seeing happening.

Karim Salamatian: OK. Because the way I look at it, over the last four months, you've been telling us to get back to breakeven in Brazil, you're going to need to grow volume sort of at 20, 25 percent or basically grow volumes of what you lost, right?

Daniel O'Neill: Yes.

Karim Salamatian: So last in the third quarter, EBITDA in Brazil was down $12 million, then in this quarter it was down - what's that? $32 million, so that seems like a lot more investment than 20 percent volume growth.

Daniel O'Neill: Well, what we put in there is all the start up costs of the - or that's not all, the majority of the start up costs of all the selling - the costs of the selling organization, OK, the selling costs. So they're in that number, a big part of them. And as you know it's - so - this quarter was pretty tough when you put in the majority of that cost.

Karim Salamatian: Why is that? Is that going to happen in Q1 and Q2? Or the first half of '05?

Daniel O'Neill: There will be - there will be costs in there, yes, associated with that, not to the degree. So - but the 20 percent volume growth we feel that that's sort of the first - as I said before, we're looking at that type of growth overall to deliver - to get us back on track. But if you look at March or April and say 'Hey, well, that was 20 percent' but that was on you know our worst month of the year. So, overall, we have to be coming in at 20 percent plus and that's the number we're looking at. Is it 20? Is it 25? What do we have to do to lower that number? And those are the activities that are going on right now.

Karim Salamatian: OK. My last question is ((inaudible)) are senior management bonuses in fiscal '05 tied to 50 basis point market share growth in Canada?

Daniel O'Neill: In -- the bonuses in '05?

Karim Salamatian: Yes.

Daniel O'Neill: I don't think we go forward on those, but the budget - it's a (EVA) driven bonus structure, as you know.

Karim Salamatian: Previously, wasn't there a 50 basis point hurdle for market share growth in Canada?

Daniel O'Neill: There is a bonus on each individual and I believe it is .5, actually. I think you're right. It's different for each individual in the company, but I think overall, there's a market share growth that's required to meet your bonus target. Yes.

Karim Salamatian: So that's in place for '05. OK.

Daniel O'Neill: Yes.

Karim Salamatian: Thank you.

Daniel O'Neill: Thank you.

Operator: And next we'll move on to James Black with T.D. Newcrest.

James Black: Hi, good afternoon.

Daniel O'Neill: Hi, James.

James Black: Just had a couple of questions, both of them relating to Brazil. The first one, can you tell us what the net carrying value of the Brazilian business is today, on your balance sheet?

Brian Burden: The book value is $715 million.

James Black: OK. And I presume -- $750 or $715?

Brian Burden: 15.

James Black: 15, OK. And ...

Daniel O'Neill: ((inaudible)) I get that mixed up every time he tells me those numbers. So I have to ask ...

Brian Burden: He always wants the 50 rather than the 15.

James Black: And when you did the tests as far as the appropriateness of that value, I presume you used the new accounting standard where you did sort of sum of future expected cash flows, not present valued, is that correct?

Daniel O'Neill: Yes. Yes.

James Black: OK. Is there - is this going to continue to be on an annual basis, this ...

Daniel O'Neill: Yes.

James Black: Or would there be a point, during this year, where you know if you're not seeing the turn around that you're hoping for that you would revisit it again?

Brian Burden: No, we agreed yesterday at the audit and finance committee that we would revisit it in six months. And with problems, they're looking at it every quarter, but we'll formally go back the audit and finance committee six months, which is in line with what Dan has talked about I think previously, you know November, December.

Daniel O'Neill: It was actually my suggestion that the audit committee to do that because that's out in the October, November period. I say the October, November period but that's six months or a little more, but that I felt it was important that we did take a look at that and feel comfortable with our own you know personally - we, personally, you know that we weren't - that we were delivering and we weren't carrying an imbalance there. And I feel that in my conversations with PWC at the end of the year, I asked a lot of questions on the degree of confidence that they had that we were on side and it was fair and that there wasn't questions and so we had a very good conversation on that. And they had been down to Brazil and had been the to the sales centers, had seen the process, they looked at our spending levels, they looked at where we were going and just that sort of in a general conversation apart from what they wrote up, they reassured me that they felt that it was fine.

James Black: OK. And secondly, could you just tell us where the debt stands in Brazil, as at the end of March?

Brian Burden: Yes, overall, it's about - just over 200 million (real).

James Black: OK. And those - it remains a combination of mainly real denominated ...

Brian Burden: Yes. It's all real based and it's all you know managed by Robert and his finance team there in Brazil.

James Black: OK. And you folks are continuing the policy with no - there's no guarantees or support arrangements coming from Molson in Montreal?

Brian Burden: That's right.

Robert Coallier: That's right.

James Black: OK. Thank you very much.

Brian Burden: Thank you.

Operator: And Jim Durran with National Bank Financial will have our next question.

Jim Durran: Afternoon.

Daniel O'Neill: Hi, Jim.

Jim Durran: Going to stay focused on Brazil for a second, remind me, I think April last year, volumes in Brazil were quite low.

Daniel O'Neill: Yes, they were; they were down 50 percent versus the previous year driven by the elimination of the large sub-distributor and the elimination of trans-shipping in the country, so the combination of the two factors.

Jim Durran: And I mean FEMSA indicated that in Sao Paulo, their volumes for the quarter were I guess down 6.8 percent. I was a little surprised to see the - slightly better improvement in the volume trend in the quarter, although it's a big improvement versus the previous quarter.

Daniel O'Neill: Yes.

Jim Durran: What was happening in some of the other major markets that we - you had seen some early growth with the new organization in place? Have they sustained those improvements? Or have some of them slipped back?

Daniel O'Neill: Well, it's - I've got the detailed chart here in front of me that I sort of knew the question was coming, so I've got -in terms of the six regions that were zones, all of the - I mean in Rio, where it's important to note one thing though, Jim, that I think is critical. You may have - well, in Sao Paulo we have all of Sao Paulo, OK? And we're - and the sales force there is all of it.

In Rio de Janeiro, for example, we may only have - I don't know the percentages - Robert, is it like 15 percent of the total?

Robert Coallier: Probably 20, 25.

Daniel O'Neill: OK. So 20 to 25 percent of the total. In the 20 to 25 percent that we're looking after, it started in December, December was up 17, January was 28, February's up 4.9 and March was up 31.5. OK. So on the stuff that we were looking at but then on the other side of the coin, those regions were down, but that was the problem. There's - trans-shipping things that we're correcting in there.

But that type of activity, the activity where we've really done well with respect to our own sales force in a combination with the bottler sales force is in Salvador and ((inaudible)), where they've done a great job because both groups are up and you know the training and the effort and the focus of the bottler has been there. So as well, the zones where we look after the sales force in that distributor or bottler are up as well. So that's kind of the perfect example.

In Sao Paulo, as you know, it's two months of very, very successful growth. So it's coming and it's coming slower probably than any of us would have liked. But they're all up and the CV's, if you look from December and then you look at the total number, December was up 28, January's up 16, February's up 5.5, March is up 31.7. So real positive numbers; I don't know, Robert, if you have stuff to add to that, but.

Robert Coallier: Well, I think you're right, Dan, when you're saying that, first of all, in the case of Sao Paulo, as Dan mentioned, originally we started January 19th. I wish, Jim, that people would hit the street and be 100 percent efficient the first day. It's not the case. So there is a period of

training, there is a period of adjustment also. We have to implement systems; we have to make systems compatible with the bottlers. So and there is reality also - it's - in addition to this, it was a very competitive market at that time.

But the sales centers, again, as Dan mentioned in the past and I - very supported this comment, we have tremendous improvement, but we've put a cost structure that requires, obviously, much more improvement. But I can say that after six months, the trends are positive and the most important thing in the month of March in all the sales centers were up and many bottlers that didn't have sales centers were up. But and that's - but when the quarter, obviously, we were not fully operating, but again, it's a competitive market and we have to be going little step by little step and winning these point of sales by point of sales.

Dan mentioned before the key to the future of the sales centers is mix and numeric distribution. We need to increase the coverage; in Sao Paulo, it is key. We need to recuperate a lot of the points of sale that were lost over the two, three past years because of of the sales through the subdistributor. So we've got to go there and regain those points of sales so we have to have an attractive proposition for the point of sale.

Jim Durran: OK. One last question?

Daniel O'Neill: Yes.

Jim Durran: What's your status on currency hedging?

Brian Burden: Well, basically we're covered for the next quarter at three reais to the dollar.

Jim Durran: OK. Thank you.

Brian Burden: We're hedging for the second quarter as well.

Operator: And our next question today we'll hear from Michael Van Aelst with CIBC World Markets.

Michael Van Aelst: Hi, guys. Just some clarification, first of all, on Brazil, the 12.4 percent market share you've mentioned in the press release, what period was that for?

Robert Coallier: For the year.

Daniel O'Neill: For the year, sorry.

Michael Vanelst: For the full year. OK. So what was it in the fourth quarter?

Robert Coallier: In the fourth quarter?

Daniel O'Neill: 12.2 wasn't it?

Robert Coallier: I have the exact figure - I don't want to go by memory. For the fourth quarter, company total was 12 percent.

Michael Vanelst: 12 percent. OK. So how would you qualify the early performance of the relaunch of Kaiser and the marketing campaign? Is it you know doing what you expect from that standpoint? Or are you - do you have to re-tweak the marketing campaign, for example?

Daniel O'Neill: I think overall if you're talking a marketing campaign on the varying elements, the liquid, the label, the outer carton, the 600 ml, all that I think, it scores you know a B plus to an A. I think our advertising -we came out with three commercials and I feel it was good, but I think our competitor had on one on the air that was fantastic. OK? And that being looked at and I - we've

gone back to the agency, we spent a long time on this and on one of the days I was there last week, ((inaudible)) we spent a full day on this topic of insuring that we go from a good ad to a spectacular ad and that's what we're going to need and that's what we're working on. And we plan on having that before we go back on air.

So, overall, the element - the base elements, the liquid's awesome and in trial conversion is quite high which obviously we knew before we went out there or we wouldn't have invested the money behind it in the first place. But the - all the elements are strong and I just think we were too soft on our advertising approach. And I know Robert agrees with that; he's spoken to the agency, they've got the message and we're working on that.

Michael Van Aelst: And in Canada, what were your - what was your market share or the performance of you core owned brands?

Daniel O'Neill: I think you've got the chart.

Brian Burden: In the quarter?

Michael Van Aelst: Yes.

Brian Burden: Owned brands were down in the quarter, basically due to Canadian; Canadian was down about 1.6 percent. So that's what drove them down.

Michael Van Aelst: OK. Just finally, tax rate; can you give us a guidance going forward?

Brian Burden: Since I gave guidance, I think, at the last quarter and was totally wrong - I think the difficulty is it all depends on our mix of earnings that we have coming through the next year. So it depends on how quickly you know we recover in Brazil. So it's difficult to say I think probably around about a 35 percent should be OK in the first half of the year.

Daniel O'Neill: Yes. The sales of Brazil increase and represent you know a higher percentage of the total, it'll be in the 33 to 35 range, is that fair Brian?

Brian Burden: Yes, I think it's more likely to be at the top end of that range, yes. OK?

Michael Van Aelst: OK. Thanks.

Operator: And Irene Nattel with RBC Capital Markets will have the next question.

Irene Nattel: Just wondering, staying in Brazil, when do you think, if things all go according to plan, when do you think you get back to that kind of 12 - 12.5 million hectolitres?

Daniel O'Neill: Well, at 20 percent growth, you're back there in two years, right? Well, you'd be ...

Robert Coallier: You'd be back there in next year.

Brian Burden: Yes, you'd be back - yes.

Daniel O'Neill: OK.

Irene Nattel: But so let's say somewhere between kind of mid-F'06ish kind of?

Daniel O'Neill: Yes.

Irene Nattel: OK.

Brian Burden: ((inaudible))

Daniel O'Neill: We didn't answer your question. You've got too many people in the room.

Irene Nattel: Oh, I thought the OK was yes.

Daniel O'Neill: I mean you'd be there - you'd be there next fiscal.

Irene Nattel: OK. Right. No. I was wondering whether the clock was starting ticking you know right now or more reasonably we should be expecting it to take more like 18 months, than 12.

Daniel O'Neill: No, no. I think you - Irene, the question becomes you know assume this year is for simple math purposes is $10 million. And you're growing at 20 percent and how quickly we get up to that percent obviously you know this month and the first months we're there where we continue that growth for the year. If that happens, you're at the $12 million at 20 percent of $10 million you're there at the end of the fiscal year and you've met the number. OK?

Do we have hard comparables to get there? I think there's maybe one month that would be hard in the next six, OK, in terms of you know a strong month last year. So I mean ((inaudible)) 20 percent target is set for this fiscal year.

Irene Nattel: OK. And can you - I think that it was Brian who mentioned that costs in Brazil were up $55 million as related to the whole establishment of the costs of the sales centers. Could you give us an idea on run rate what sort of the cost increase (is as a) result of the new selling structure would on an annual basis?

Brian Burden: Yes, it's around $100 million.

Irene Nattel: That's great. Thank you. And one final question, if I may, Labatt ...

Daniel O'Neill: This is all reais remember. OK?

Danielle Dagenais: Reais.

Brian Burden: That's reais ...

Irene Nattel: Yes, understood. Market share sort of a little bit weakish in the quarter, just a temporary phenomenon; could you just sort of talk around that a little bit, please?

Daniel O'Neill: Well, I think it's - the market share in the quarter I mean if you look at it by regions, it's the quarter was incredibly strong in Quebec, OK, very solid in the Atlantic provinces and it was down in Ontario and the west, attributed totally to Molson Canadian. I mean there was nothing - you can look at every other element in there and it's all goes right to Molson Canadian.

And that brand, you know we need to, as I said - as we said earlier, it's impossible to look at the year or the quarter, Irene, without saying 'Hey you know what's going on in Molson Canadian? Do you feel it has -have you got plans in sight to make that happen?' And that's been the focus I mean for sure Kevin's focus since he joined us a month ago now, maybe five weeks and clearly for us as a team for the last two and a half months. But it's not that difficult to see when people start jumping to conclusions and say 'Oh, well, it's my father's brand or whatever - it isn't, it's very youth oriented, OK? As a matter of fact you know it's way down there in age level in terms of usage.

The question becomes one of the price points have hurt it, OK, because the gap is large or was large you know and it was a $10 gap there, so that hurt it. We walked away from a very popular program with Coors, you know the get-together-pack, which represented I think almost a share point every year when we did that program and we walked away from that program. We walked away from in

case, which represented a huge percentage last year and we walked away from it at a time when the 24 hour price point came out and then, to top that all off, we didn't have strong advertising.

So you say 'Wow, you did all those things at the same time incorrectly' and I'll say 'Yes, we did.' And that's had an impact; in addition to that, in the fourth quarter of this fiscal, we did not - you know we did not spend a lot of money behind the brand because we didn't have the advertising ready yet and we were still in the situation of what not wanting to do in cases and bringing that into the marketplace. Competition went ahead and did some in cases, so we responded, but it was very late in the quarter.

So ((inaudible)) to me is this a sign of you know the strength of the brand, I don't think it's an indication negatively the strength of the brand, I just think it was Holy smokes, you did a lot of things that represents significant volume on an annual basis and you walked away from that volume - those programs.

Irene Nattel: OK. That's great. Thank you.

Daniel O'Neill: Thank you.

Operator: And we'll move on to Raymond Lai with Raymond James.

Raymond Lai: Good afternoon.

Brian Burden: Hi, Raymond.

Raymond Lai: Just wondering, could you give us a sense of just looking at Canada what you have aligned in terms of the advertising side? Or sorry advertising side of the equation? Is advertising budget being increased, decreased? How is it kind of being shifted? Because currently a reallocation of spending going forward.

Daniel O'Neill: Well, the advertising spending - I mean what we've done and what Kevin is currently looking at, we are looking at a couple of areas on that; one, we're identifying an allocation between brands to give Molson Canadian a little more support in the marketplace to ensure that we have enough spending from a share of voice, share of market point of view. So that's number one and very, very critical.

We are making sure that our new products have the support that's required there. And in - from a cost savings point of view, we've the opportunity to surpass project 125, we want to surpass that, but reallocate some of that into brand building activities which we think would be, at the current time, advantageous to reinvest some of that money, not all of it, if we go beyond 125, but a portion of 125 behind the brands to reassure they have enough opportunity for growth.

Raymond Lai: OK. Looking at Alberta it was a, I guess, source headache for you guys and everyone else before. If you ((inaudible)) give us a sense of strategically how you plan to kind of approach that market given the constraints there?

Daniel O'Neill: Well, I mean given the constraints, one I mean, obviously, we've done the politically correct things and spoken to the powers to be, not counting on that to be a response. But that's obviously and usually a step in the right direction or forward. More importantly from a strategic point of view, we've addressed it by you know identifying competitive price points in terms of being able to compete at the lower end of the marketplace and being there with a real product and a real position in terms of you know equality in price. We also addressed it from the perspective of the increased activity on Molson Canadian, especially given the NHL's later season and the support we

have for the teams there. We've taken advantage of our hockey properties and leveraged those to support the brands.

But the increased advertising, the relaunch of Canadian Light, the Ultra project and Molson Canadian Cold Shots have all been launched into that market with support. So we think we've put a lot of fire power behind that.

Raymond Lai: Great. Thank you.

Daniel O'Neill: Thank you.

Operator: And next we'll hear from Michael Palmer with Veritas Research.

Michael Palmer: Good afternoon.

Brian Burden: Hi, Michael.

Michael Palmer: How are you? Could you comment on the competition bureau investigation in to the legality of the industry standard bottle agreement? And would that not have a significant impact on your profitability if it were determined to be illegal?

Daniel O'Neill: Personally, I don't know if I should comment on an investigation that's going on. But I personally think given the positives of the industry standard bottle agreement in terms of the environmental savings to the provinces and to Canada in total and the reputation that that whole agreement has given worldwide it is an example of an environmental friendly activity. I would be very, very surprised if there was a negative outcome, I'd be very, very surprised if the bottle agreement was adapted and I am personally very, very surprised that there's even an investigation because it is an industry standard bottle agreement, it is not a Molson / Labatt's agreement; it's something that was done by the industry which we signed on like everyone else or the numbers that did sign on which provides you know all brewers an opportunity to participate.

So it's a nice thought, but I - the likelihood of anything negative coming out of that is solely in an individual's imagination, I think.

Michael Palmer: OK. So you don't consider the fact that there isn't - or the existence of the investigation you don't consider that to be material fact clearly.

Daniel O'Neill: No, obviously, not.

Michael Palmer: OK. And Loblaws move to introduce discount coupons and other PC merchandise in cases of PC beer; do you think that represents an escalation of the price wars in Ontario? And...

Daniel O'Neill: ((inaudible))

Michael Palmer: ... the in case - sorry.

Daniel O'Neill: Sorry. Can you repeat - you were it's not coming through very clear.

Michael Palmer: ((inaudible)) sorry.

Daniel O'Neill: Can you just slow down the question or something a little bit?

Michael Palmer: OK. Could you comment on Loblaws move to include discount coupons on other PC merchandise in cases of PC beer? Do you see that as an escalation in the price wars in Ontario? And does it - going to cause you to continue to use in case promotions?

Daniel O'Neill: It won't have any material impact on us whatsoever.

Michael Palmer: OK. Thank you.

Daniel O'Neill: Thanks very much.

Operator: And Justin Hott with Bear Stearns will have the next question.

Justin Hott: Hi. Couple of quick questions on Brazil; first of all, can you talk about your volume declines how they compared in supermarkets versus other point of sales? Are you skewing toward one or the other?

Daniel O'Neill: ((inaudible)) well, that's Robert, go ahead.

Robert Coallier: No, no. No, we had a major or not a major but a bigger decline in the month of March in supermarket due mainly to the price increase we took in the month of February. So what we're seeing, yes, is a bigger decrease in supermarkets which we have seen - I'm sorry.

Daniel O'Neill: I would have answered it differently because I would have said we had a greater increase in the cold market. That's clearly what we were trying to do for a long time and not rely on the supermarkets. So I mean it would have been the same answer but I would have taken a different perspective.

Brian Burden: And our profitability is much better ...

Daniel O'Neill: Profitability is greater you know, but I mean the thing that I think as you know we are - if you look for signs of recovery and you say 'Are they getting better?' or more importantly I look at it and say 'Are we doing better?' when I go down, I look for numerical distribution, then the growth, the percentage sales, the 600 ml versus cans, OK, and then I go into the comparison of the direct selling forces, especially in Sao Paulo because Sao Paulo is critical. You know it used to be 32 percent of our business; we had a huge share there. And that sort of those three measures to me can really change the perspective in our opportunity in Brazil.

And so, that's what I look at; so when Robert answered the question, if I had asked the question to him on a visit, my point would be is 'Hey, do we continue to grow this 600 ml?' Because that's really what we put the sales force in, it's feet on the street. I mean if you go to Rio de Janeiro and some of the group on the phone line have been there, you don't see any of our product. You don't see our umbrellas, you don't see our chairs outside, you don't see signage. In Sao Paulo now, you actually see, OK, beer that's rotated, OK, because the sell through is huge. We took our days outstanding I mean from 60 days down to you know six to 10 there for a while. I mean we were out of stock at locations.

So we're seeing the whole thing slowly shift; if it was shifting faster, I'd feel a lot better, but it's shifting.

Justin Hott: The point I'm - with my question was do you see these shifts happening in the points of sales that are much more profitable?

Daniel O'Neill: Yes.

Brian Burden: Yes.

Daniel O'Neill: Exactly what you're seeing.

Justin Hott: And just two more quick ones; with - we've heard a lot about having - you know having your own sales employees in place, you're doing better. Are you going to continue to take that number up?

Daniel O'Neill: We - it's 1,256, I think, just for the record I think that's the numbers that I want everyone to know when we come out and say a - when I say 1,256 next quarter, it's 'Oh, you went up 56.' The plan and the agreement that I have with Robert and the sales had down there is that we will monitor the success until October, November period; I think that's the timeframe. Excuse me. And based on that, we will make decisions, but obviously, you know it's in cooperation with the bottler network.

The bottlers have been great and the relationship is building stronger and you know we had some successes so they understand. Some of them are taking upon themselves, so ((inaudible)) bottlers are up, don't have sales forces you know or our sales force, they're just doing a great job and there's several of them that very positive.

Robert Coallier: If I may, Dan.

Daniel O'Neill: Sure.

Robert Coallier: I think that it's important also to mention that the sales force is one solution that we're working together with the bottlers. But this is not the only one, obviously this is the biggest one, but in some regions, we've implemented also jointly with the bottlers sales effort or specific sales teams that - what we call ((inaudible)) that our selling group within the bottlers that are selling only beer and it's been very profitable in region that could not justify sales force because it's too remote.

So they do sell beer - they do sell beer, but it's a joint effort specifically - in this case, they're the bottler employee, they're totally a Coca Cola employee, but they sell beer and much more focused system. And it's been - it's been very rewarding in terms of strategy.

So it's important - the sales forces are very important but it doesn't mean that until as Dan mentioned until November, we're not doing anything. I mean we're talking to the bottlers trying to find solutions and working together to really optimize the assets that jointly we have and they have also involved in the - on the road.

Justin Hott: OK. Thanks. And one last quick question, it's probably too early for you to answer this, but with the new Chairman and CEO at Coke, are you concerned at all and maybe we can talk about this next quarter, but there might be a new strategic direction of the bottlers in Brazil.

Daniel O'Neill: You know the bottlers in Brazil just recently had a change in their financial relationship I guess with Coca Cola. They're all pretty happy and pretty excited and they're seeing you know solid profits in (RC) and getting direction with respect to the importance of beer and adding to that profit. So it is too early, obviously, I understand the individual is very, very knowledgeable of the bottling network given where he came from and - but I don't see that - we have no indication that that would have any impact.

Robert's relationship with you know the President of Coca Cola, Brazil, is incredibly great; he participates in our quarterly advisory board meetings and he's always extremely positive. So I can't answer the question really, but (that's) all I can say is everything is very positive with the bottlers at this point in time.

Robert Coallier: We're trying to align ourselves with Coca Cola in Brazil more and more, learning to work together, learning from their experience because they're doing a lot of changes also. So we're trying to share these experiences and not only work on a beer model, but understand their model, their successes and try to apply them also. ...

Daniel O'Neill: I mean even - even the point Robert and I partook in a joint major customer review with Coca Cola. So it Coke, ourselves, and the customer and ((inaudible)) - the customer was identifying where they thought we could work together to drive our businesses. That's fabulous and those types of relationships will deliver you know proof down the road.

Justin Hott: OK. Thank you.

Daniel O'Neill: Thank you.

Operator: And we'll move on to Murray Gainer with Scotia Capital.

Danielle Dagenais: If I may, just before we answer this question, given the time, it's past 3:30 now. I would ask that this be the last caller that we take today, Operator.

Operator: Thank you.

Murray Gainer: OK. Thanks. I just wanted to actually to ask one question about the U.S.; you know, Dan, in your opening remarks you referred to the - not only the speed of the consolidation of the World brewing market, but also that given the size of the profit pool, Molson needed to address the U.S. market. So this is obviously a very general question, but I wondered if you could talk about, not only like the success of the Canadian brand in terms of sort of new distribution points and new geographies, but also the contribution of Marca Bavaria, strategically, what might come through new brands and what your focus on acquisitions might be, with respect to that market?

Daniel O'Neill: OK.

Murray Gainer: Within two minutes, you know.

Daniel O'Neill: In two minutes, yes. That was like 18 questions, Murray, but we'll try to ...

Murray Gainer: Well, I'm learning how to phrase this in one question.

Daniel O'Neill: Yes, I see that. You're pretty good at it ((inaudible)). But if I forget parts of it, let me know.

In terms of the regional expansion of Molson Canadian, the California market is exceptionally good for us. We saw and you know I think the growth is in the 20, 25 percent range; so that's been very, very good. In the other expansion market, in Florida, it was not as strong; the distribution network for us in that area is pretty crowded. The distributor is quite crowded and it wasn't as successful; it was up but it was from a pretty low base and that's on Molson Canadian.

The biggest opportunity for us in the U.S. and Dave Perkins strategically we had a great - in our strategic ((inaudible)) process, demonstrated to us the importance of you know the pricing element in the U.S. marketplace. And if we were selling the same amount of Molson Canadian - or the same amount of product we're currently selling at a price of the super premium import, for example, at a Corona price, we'd have you know a $35 million positive profit number.

So our price point is critical and you know our competitor - our Canadian competitor, who competes in Brazil - or excuse me, in the United States, has set a price point very, very low in terms of

Budweiser. And we have been trying to move that price up on Canadian, therefore the importance - and we have taken price recently and that was one of the reasons we've seen a little stronger performance in terms of the EBIT relative to budget.

The other two elements are Bavaria, which is in that 30 percent premium to Budweiser category. It has done well; we've gone back and are looking at and hopefully, we will be able to have a plan ready in the next couple of weeks of more of a regional test market as opposed to a city test market. And you know and look at some spending there and we're working out and trying to work with Coors to address that. But it hasn't been finalized and there's still some work to do, but we'd like to get that underway.

The other point that we launched we brought in to the marketplace the product that a lot of visitors, I guess, youth visitors to Canada there's Molson Triple X, which we had several of the distributors asking for because their region's had asked for it. We have put that into the marketplace in to the United States thinking it would go into one or two you know distributors and it's expanded and is being quite successful in helping us offset some of the declines on - traditional declines on Golden and Ice.

So that's - those are small potatoes, so I mean I think you know when you look at it, does that get us from you know 850 to you know 1.8 million barrels where we were before? No. And the Board has asked for us to look at and respond to other opportunities in the U.S. marketplace. And that's what you know - that's something we're working on and we have been working on but we're continuing to try to do deliver on that opportunity.

Does that - yes.

Murray Gainer: That's very helpful; thank you.

Operator: At this time, there is no time for any further questions. I will turn call back over to Molson for any additional comments or closing remarks.

Danielle Dagenais: Well, thank you, Operator, and before we sign off, please mark July 27th on your calendar for Molson's fiscal 2005 first quarter financial release and conference call. As usual, we'll issue invitations one week prior.

Thank you very much for joining us today.

Operator: And that will conclude today's conference call. And thank you for your participation. And you may now disconnect.

END